Exhibit 21.1

SUBSIDIARIES OF ATLASCLEAR HOLDINGS, INC.*

Name of Subsidiary	Jurisdiction of Organization
AtlasClear, Inc.	Wyoming
Wilson-Davis & Co., Inc.	Utah
QFTA Inc.	Delaware

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of AtlasClear Holdings, Inc. are omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X).